THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. In particular, if you are the registered holder of Ordinary Shares in Cookson and are resident in the United States, or if you hold Ordinary Shares for, or on behalf of, somebody else who is resident in the United States, it is important that you read this document in full, together with the accompanying documentation, and follow the instructions set out therein. In addition, the voting action described in such documents may affect your holdings of Ordinary Shares. If you are in any doubt as to what action you should take, you should seek your own independent advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document and the enclosed Form of Proxy at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Cookson Group plc

Proposals to effect a capital reorganisation

and to enable the Company to de-register

under the US Securities Exchange Act of 1934

and

Notice of an Extraordinary General Meeting

to be held at the offices of

Shearman & Sterling (London) LLP,

Broadgate West, 9 Appold Street, London EC2A 2AP on

Thursday, 12 January 2006

at 11:00 am

Shareholders are requested to complete and return the enclosed Form of Proxy as soon as possible and in any case so as to arrive no later than 11:00 am on 10 January 2006.

Cookson Group plc
265 Strand London WC2R 1DB www.cooksongroup.co.uk

19 December 2005

EXTRAORDINARY GENERAL MEETING – Thursday, 12 January 2006

To holders of Ordinary Shares and, for information only, to Optionholders under the Cookson Group Share Schemes

Dear Shareholder

1.	Introduction

Your Board announced on 17 October 2005 that it was intending to take the necessary preliminary steps to enable the Company to terminate its US Registration. In order to effect this termination, it will be necessary for the Company to amend its Articles of Association to include a power to require compulsory transfers of Ordinary Shares held by US Shareholders so as to reduce the number of US Shareholders to below 300.

At the same time, the Board also announced that it was intending to undertake a reduction of the Company’s share capital to create a more efficient capital structure and to create additional reserves for the Group going forward.

The purpose of this letter is to set out the background to, reasons for and details of the processes necessary to implement the Proposals outlined above. For your ease of reference, definitions of the capitalised terms used are set out on pages 9 and 10.

This letter also contains information about various matters which it will be necessary to submit for approval at an Extraordinary General Meeting of the Company. At the end of this document is the notice of the Extraordinary General Meeting, which sets out the Resolutions to be put forward at the EGM. The purpose of the Resolutions to be proposed at the EGM is to permit implementation of the Proposals outlined above. The text of the proposed amendments to the Articles of Association may be found in Part 1 of this document. The letter contains a recommendation from your Board to vote in favour of the Resolutions set out in the notice of the Extraordinary General Meeting.

The EGM will be held at the offices of Shearman & Sterling (London) LLP, at Broadgate West, 9 Appold Street, London EC2A 2AP on 12 January 2006, at 11:00 am. The offices have facilities for attendees with disabilities; please contact the Group Secretary if you require assistance.

In order to avoid the costs of complying with US Registration requirements in respect of the financial year ending 31 December 2005, the Board intends to commence exercising the Compulsory Transfer Provisions immediately following the EGM, assuming the relevant Resolutions are approved.

On 14 December 2005, the SEC announced a consultation relating to proposals to establish new criteria to make it easier for foreign private issuers such as the Company to de-register from the SEC. The consultation process is likely to take several months and it is not possible to be certain what form any new criteria will finally take. It is possible the new criteria will not require the Company, after de-registration, to maintain the number of each of the US Shareholders and US Optionholders at below 300 at each fiscal year-end in order to avoid re-commencement of registration obligations. In order to be in a position to avoid the costs of complying with its SEC reporting and other applicable US obligations for the financial year ending 31 December 2005, the Company intends to proceed with the Proposals set out in this circular but will keep the position under review.

2.	Background to, and reasons for, the Proposals

In the announcement of its interim results on 26 July 2005 and subsequently in an announcement on 19 September 2005, the Company stated that it was examining the steps required to terminate its US Registration. In that connection, it announced that it had elected to close the Company’s ADR facility; the ADR programme was accordingly terminated on 19 October 2005. (Further details on the ADR programme are set out in section 3.)

Cookson initially registered its Ordinary Shares with the SEC in 1993 in connection with the establishment of a US employee share scheme. By registering with the SEC, the Company was able to make ongoing offers and sales of its Ordinary Shares to its employees in the United States. Under the terms of this registration, the Group has had to comply with various SEC reporting obligations, including regular filings of Company announcements and filing its annual report on Form 20-F.

In line with a number of other UK companies, the Company is seeking to terminate its US Registration due to the increasing cost, both in cash terms and in respect of management time consumed, of maintaining such registration and of complying with SEC reporting and other applicable US obligations.

Termination of its US Registration would allow the Company to dispense with the external review and auditor attestation requirements of the Sarbanes-Oxley Act with respect to internal controls over financial reporting. The Board estimates its current external compliance costs related to the US Registration, together with significantly higher future incremental costs that would no longer be required following termination of the US Registration, would be in excess of £1 million per annum. Specifically, the Board estimates its present annual external costs in connection with its US Registration to be in the order of £200,000, primarily related to the audit of the Company’s annual financial statements in accordance with US generally accepted auditing standards, and estimates that additional annual external costs in the order of £1 million will be required starting in 2006 in connection with such registration. These additional costs relate primarily to new Sarbanes-Oxley Act-required external audits relating to the Company’s internal controls over financial reporting, and the imminent prospect of these new costs is the principal reason why the Company has chosen to seek to terminate its US Registration. Termination of the US Registration would also significantly reduce the amount of management time that would otherwise be absorbed by this compliance process.

Having considered the costs and benefits of maintaining the US Registration, the Board believes that, notwithstanding the Company’s presence in the US, the burden and expense of complying with the SEC reporting and other applicable US obligations is out of proportion to the benefits, given the relatively small size of the Company’s US shareholder base. Taking these factors into account, the Company has therefore concluded that US Shareholders should not be considered to be in the same position as other shareholders and that the proposed amendments to the Articles of Association and the other de-registration steps described further below are in the best interests of the Company and its shareholders as a whole.

The Company will not be able to terminate its US Registration and suspend its SEC reporting and other applicable US obligations, including compliance with the Sarbanes-Oxley Act, until it is satisfied that the number of US residents holding Ordinary Shares in the Company, whether directly or through nominees, is less than 300. Moreover, under current SEC regulations, the number of US Shareholders and US resident Optionholders must each be below 300 at each fiscal year-end after termination of the US Registration in order to avoid re-commencement of SEC reporting and other applicable US obligations. Termination of the US Registration of the Ordinary Shares will occur 90 days after filing a certification with the SEC that the number of US Shareholders is less than 300.

In order to effect any necessary reduction in the number of US Shareholders, the Board proposes that the Company amends its Articles to include new Compulsory Transfer Provisions which would confer upon the Board the power to require the sale of Ordinary Shares which are held by US Shareholders to non-US persons to decrease the number of US Shareholders to, and, as necessary, maintain this number below, 300. This compulsory transfer power would not be limited in time but would be generally available to the Board to exercise as necessary. Assuming the Articles are so amended, if the Board decides to exercise the compulsory transfer power, it will do so with the objective of reducing the number of US Shareholders so as to allow the Company to terminate its US Registration, suspend its SEC reporting and other applicable US obligations and prevent such obligations reviving in the future. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares. Further details of the proposed amendments to the Articles are given below.

On the basis of the information then available to the Company, the Directors estimate that, as at 6 December 2005, there were approximately 400 US Shareholders holding in total approximately 10.4 million Ordinary Shares, whether directly or through nominees, which was approximately 5.5% of the issued Ordinary Shares as of that date. The 10.4 million figure included approximately 0.09 million Ordinary Shares underlying the ADRs held by US residents, the vast majority of which were sold as a result of termination of the ADR programme. However, the 400 figure excluded US residents who held ADRs, as the Depositary was the only shareholder on the Company’s register in respect of the ADR programme. The Company has not yet determined the number of individual ADR holders who have become direct US Shareholders as a result of termination of the programme.

Based on the number of registered US Shareholders and the number of Ordinary Shares held by or for each of them as at 6 December 2005, the Company estimates that, while the aggregate of approximately 10.4 million Ordinary Shares referred to above is held by or on behalf of approximately 400 US Shareholders, over 99% of such shares are held by or on behalf of approximately 250 holders.

In order to avoid the costs of complying with US Registration requirements in respect of the financial year ending 31 December 2005, the Board intends to commence exercising the Compulsory Transfer Provisions immediately following the EGM, assuming the relevant Resolutions are approved.

The Ordinary Shares will continue to be listed on the Official List and to be traded on the London Stock Exchange’s market for listed securities, and the Company will continue to be subject to the Listing Rules and the Combined Code on Corporate Governance, which, inter alia, require the Company to evaluate annually the effectiveness of its systems of internal controls, including financial, operational and compliance controls, and risk management systems. The Company will therefore continue to be bound by a rigorous system of corporate governance.

The Company is also proposing to cancel the Deferred Shares in order to create a more efficient capital structure in the Group’s holding company. These Deferred Shares were created in connection with the Company’s rights issue in 2002, at which time the Company announced that it intended to cancel them in due course. The rights attaching to the Deferred Shares render them effectively worthless. The Company believes that they should now be cancelled.

Furthermore, the Company proposes to effect an additional Reduction of Capital by cancelling the Company’s share premium account to create additional reserves for the Group going forward.

Additional information on the steps required to terminate the US Registration is set out in section 3. Further details on the capital reorganisation are contained in section 4.

3.	Summary of the De-registration Steps

In order to terminate the US Registration, the following steps have been, or are proposed to be, taken:

(a)	Termination of the ADR programme and cessation of the Over-the-Counter Bulletin Board quotation

On 19 September 2005, the Company directed the Depositary to terminate the Company’s ADR programme. Termination of the ADR programme became effective as at the close of trading on 19 October 2005. The Company’s ADRs ceased being quoted on the Over-the-Counter Bulletin Board around the same time as a result of termination of the ADR programme. Holders of ADSs were entitled to exchange their ADSs for the corresponding number of underlying Ordinary Shares in the Company until 5 December 2005, failing which they would receive cash following the disposal by, or on behalf of, the Depositary of their underlying Ordinary Shares.

(b)	Termination of US Registration and the Compulsory Transfer Provisions

Cookson intends to terminate its US Registration and suspend its SEC reporting and other applicable US obligations when it is permitted by applicable SEC regulations to do so. As noted in section 2, filing for termination of the US Registration will not occur unless the number of US Shareholders is less than 300. De-registration will occur 90 days after filing a certification with the SEC that the number of US Shareholders is less than 300.

In order to ensure that Cookson will be able to de-register from the SEC, the Board proposes, subject to approval by holders of the Ordinary Shares, to amend the Articles to include the Compulsory Transfer Provisions described below.

The Board is to be entitled to serve notices on shareholders or other persons appearing to the Company to have an interest in any Ordinary Shares requiring them to provide information relating to the ownership of such Ordinary Shares to the Company or to show that such Ordinary Shares are not held by, or for, a US Shareholder. The Company will maintain a register of persons whom the Board considers to be US Shareholders.

Assuming that holders of Ordinary Shares approve the proposed amendment to the Company’s Articles of Association, the Board may give notice to any one or more US Shareholders requiring that they sell their Ordinary Shares within 21 days to a non-US resident person. If such notice is not complied with, the Company may sell or procure the sale, on behalf of such US Shareholders, of the Ordinary Shares to which the notice relates. The proceeds of sale will be paid to the holder of the Ordinary Shares so sold upon surrender by the holder of any share certificate in respect of such Ordinary Shares. Before the Board exercises the power under the Compulsory Transfer Provisions, the Company will make an appropriate announcement through a regulatory information service.

Following termination of the US Registration, the Board may from time to time require Ordinary Shares to be sold under the procedures described above in order to be satisfied that, at each subsequent fiscal year-end, the number of US Shareholders remains below 300 in respect of the Ordinary Shares, should this continue to be necessary to avoid re-commencement of SEC reporting and other applicable US obligations.

4.	Capital Reorganisation – The Reductions of Capital

The Company proposes to cancel the Deferred Shares and its share premium account. Resolutions 2 and 4, respectively, will be proposed at the EGM to permit implementation of these matters. The Deferred Shares were created in connection with the Company’s rights issue in 2002, at which time the Company undertook to cancel them in due course. Cancellation of the Deferred Shares is not conditional on termination of the US Registration and will create a more efficient capital structure in the Group’s holding company. It is not proposed to make any repayment to shareholders upon the cancellation of the Deferred Shares or the cancellation of the share premium account. Upon the cancellations taking effect, a sum equal to the nominal value of the Deferred Shares and the share premium cancelled will, subject to any provisions the Company may need to put into place to protect its creditors, be transferred to the Company’s profit and loss account.

The cancellations will provide the Company with additional reserves for the Group going forward; however, they will require the confirmation of the Court. Prior to confirming the cancellations, the Court will need to be satisfied that the interests of the Company’s creditors are not thereby prejudiced. The Company will put into place such form of creditor protection as the Court shall require in this regard.

The share consolidation undertaken by the Company in May 2005 inadvertently resulted in a small number of ordinary shares of 1 pence each being retained in the Company’s authorised but unissued share capital. The purpose of Resolution 3 is to cancel these shares so the Company has only one class of ordinary shares in its authorised capital.

Cancellation of the Deferred Shares and the Reduction of Capital is expected to become effective on or around 15 February 2006 upon registration of the order of the Court with the Registrar of Companies.

5.	Information for US holders of Ordinary Shares

(a)	Termination of the ADR programme and cessation of the Over-the-Counter Bulletin Board quotation

As noted in section 2, as at the close of trading on 19 October 2005, the ADR programme was terminated. The Ordinary Shares continue to be listed on the Official List and to be traded on the London Stock Exchange’s market for listed securities. Clearing and settlement of the Ordinary Shares continue to be conducted through CREST, the UK clearing and settlement system. However, investors are cautioned that, in view of cessation of the quotation of ADRs on the Over-the-Counter Bulletin Board, no organised trading market is expected to develop for Ordinary Shares in the US and that, therefore, trading of them within the US is likely to be extremely limited.

Further, the Ordinary Shares will not be serviced by a US transfer agent and persons wishing to transfer their Ordinary Shares should comply with applicable UK registration requirements. Any enquiries, including enquiries with respect to such registration requirements, should be referred to the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom (tel: 0870 600 3984 (UK resident shareholders) or +44 121 415 7047 (non-UK resident shareholders)). For legal reasons, the helplines will not be able to provide advice on the merits of the Proposals or to provide financial or taxation advice.

(b)	UK stamp duty and stamp duty reserve tax

Transfers on the sale of Ordinary Shares will generally be subject to United Kingdom stamp duty at the rate of 0.5% of the consideration given for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Ordinary Shares will normally give rise to a charge to stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration payable for the transfer. If an instrument of transfer, which is executed pursuant to such an agreement and which transfers the relevant Ordinary Shares to the counterparty to that agreement, is duly stamped and produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied), any stamp duty reserve tax paid is repayable, generally with interest, and otherwise the stamp duty reserve tax charge is cancelled. Stamp duty reserve tax is generally payable by the purchaser.

Paperless transfers of Ordinary Shares within the CREST system will generally be liable to stamp duty reserve tax, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable under the relevant agreement to transfer the shares. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system. Deposits of Ordinary Shares into CREST will not generally be subject to stamp duty reserve tax unless the transfer into CREST is itself made for consideration.

(c)	Termination of US Registration of the Ordinary Shares

In the event that Ordinary Shares are sold compulsorily pursuant to the power described in this document, the Directors will appoint a broker to sell such Ordinary Shares at the best price reasonably obtainable in the market at the time of sale. The sale proceeds will be paid to the holder of the Ordinary Shares so sold. US

Shareholders should be aware that the price at which the Ordinary Shares may be sold pursuant to the Compulsory Transfer Provisions may be lower or higher than the market value of the Ordinary Shares at the date of this document. The Company would have the power to deduct any costs of sales from the proceeds paid to the relevant US Shareholders but does not intend to do so in respect of the exercise of any Compulsory Transfer Provisions prior to termination of the US Registration.

6.	Cookson Group Share Schemes

As noted in section 2, under the current SEC regulations, the number of US Shareholders and US resident Optionholders must each remain below 300 at each fiscal year-end after termination of the US Registration in order to avoid re-commencement of SEC reporting and other applicable US obligations. As a result of the de-registration steps envisaged in this document, the Board will monitor the number of US resident Optionholders and consider what steps, if any, to take as and when it considers it appropriate to do so. This may include amending Options held by US resident Optionholders into cash-based awards.

Although the applicable SEC rules only relate to Options held by US resident Optionholders, the Company will also monitor share awards to US residents under the Cookson Group Long-Term Incentive Plan 2004 and the Cookson Group Mid-Term Incentive Scheme. The Board will similarly consider what steps, if any, to take as and when it considers it appropriate to do so with respect to these awards. This may therefore include amending the share awards held by US residents under the above Cookson Group Share Schemes into cash-based awards.

7.	Action to be taken

In order to implement the Proposals contained in this document, an Extraordinary General Meeting will be convened submitting the Resolutions set out in the notice of EGM for approval by shareholders. The Resolutions are all special resolutions, which require the approval of at least 75% of shareholders voting in person or by proxy to pass the Resolutions.

The EGM will be held at the offices of Shearman & Sterling (London) LLP at Broadgate West, 9 Appold Street, London EC2A 2AP on 12 January 2006 at 11:00 am. Holders of Ordinary Shares are entitled to attend and vote at the EGM and will find enclosed with this circular a Form of Proxy for use at the EGM. Whether or not you intend to be present at the EGM, you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6BE, United Kingdom (tel: 0870 600 3984 (UK resident shareholders) or +44 121 415 7047 (non-UK resident shareholders)) as soon as possible but, in any event, so as to be received no later than 11:00 am on 10 January 2006. Completing and returning a Form of Proxy will not preclude a holder of Ordinary Shares from attending the Extraordinary General Meeting. For legal reasons, the helplines will not be able to provide advice on the merits of the Proposals or to provide financial or taxation advice.

8.	Certain US securities laws considerations

Since the Ordinary Shares are presently registered with the SEC pursuant to the Exchange Act, Cookson is subject to the Exchange Act’s reporting obligations. The Company presently files with the SEC an annual report on Form 20-F and submits to the SEC certain reports on Form 6-K in compliance with these reporting obligations. Following the effectiveness of the proposed amendments to the Articles, Cookson will continue to file with, and submit to, the SEC these same reports until its duty to file and submit such reports with respect to the Ordinary Shares is suspended, which occurs immediately upon filing of the required certifications that the number of US Shareholders is below 300. After termination of its US Registration, and for so long as the Company remains de-registered, Cookson will be exempt from these reporting and other applicable US obligations and will no longer file any reports with the SEC.

9.	US Disclosure Document

Accompanying this circular is a US disclosure document required by Rule 13e-3 under the Exchange Act to be sent to US Shareholders and US resident Optionholders in connection with the Proposals set out in this document. The US disclosure document has been filed with the SEC. It is being circulated to US Shareholders and US resident Optionholders in accordance with the applicable provisions of the Exchange Act. It is also being sent to other holders of Cookson securities who receive this circular for information purposes only.

10.	Questions

Shareholders who have any queries concerning the proposed de-registration and items to be tabled at the EGM are invited to contact the Group Secretary at: 265 Strand, London WC2R 1DB, United Kingdom (email: shareholder.information@cookson.co.uk, tel: +44 (0) 20 7061 6500, fax: +44 (0) 20 7061 6600). For legal reasons, the Group Secretary will not be able to provide advice on the merits of the Proposals or to provide financial or taxation advice.

11.	Recommendation

Your Board believes that the Proposals are in the best interests of the Company and its shareholders as a whole. Accordingly, your Board unanimously recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as the Directors intend to do in respect of their own beneficial holdings, which amount in total to 82,878 Ordinary Shares, representing approximately 0.04% of the issued ordinary share capital of the Company.

Yours sincerely,

Robert Beeston

Chairman

Definitions

The following definitions shall apply to the words and phrases used in the letter from the Chairman of Cookson Group plc:

ADR	An American depositary receipt evidencing title to one or more ADSs

ADS	American depositary shares, each representing one-half ( 1/2) Ordinary Share

Articles or Articles of Association	The current articles of association of Cookson

Board or Directors	The directors of Cookson or any authorised committee thereof

Company or Cookson	Cookson Group plc

Compulsory Transfer Provisions	Provisions proposed to be included in the Articles (the text of which is set out in Part 1 of this document) which would allow the Board to require the sale of Ordinary Shares held by US Shareholders, assuming the proposed amendments to the Articles are approved at the EGM

Cookson Group Share Schemes	The Cookson Group 2001 Sharesave Scheme, The Cookson Fukuda 2001 Sharesave Scheme, The Cookson Group 2001 International Sharesave Scheme, The Cookson Group US Stock Purchase Plan 1994, The Cookson Group US Stock Purchase Plan 2004, The Cookson US Executive Share Option Scheme 1995, The Cookson Executive Share Option Scheme 1995, The Cookson Group Approved Execution Share Option Scheme 1992, The Cookson Group Executive Share Option Scheme 1992, The Cookson Group Long-Term Incentive Plan 2004, The Cookson Mid-Term Incentive Scheme, The Cookson 2001 All Employee Share Ownership Plan and the CG-Cookson Matthey Ceramics Executive Share Option Scheme (UK and Overseas)

Court	The High Court of Justice of England and Wales

Deferred Shares	The deferred shares of 49 pence each in the Company

Deposit Agreement	The deposit agreement dated 14 September 1998, as amended by Amendment No. 1 to the deposit agreement dated 3 June 2005 by and among the Company, the Depositary and all holders and beneficial owners from time to time of ADRs evidencing ADSs issued thereunder

Depositary	Citibank, N.A. and any successor thereto in its capacity as the depositary under the Deposit Agreement

Extraordinary General Meeting or EGM	The Extraordinary General Meeting of the Company convened by the Notice set out at the end of this document to be held at the offices of Shearman & Sterling (London) LLP at Broadgate West, 9 Appold Street, London EC2A 2AP on Thursday, 12 January 2006 at 11:00 am

Exchange Act	The US Securities Exchange Act of 1934, as amended

FSMA	The Financial Services and Markets Act 2000, as amended

Group	Cookson and its subsidiary undertakings

Listing Rules	The listing rules, the prospectus rules and the disclosure rules which are made and amended from time to time by the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA

London Stock Exchange	London Stock Exchange plc

Official List	The Official List of the UKLA

Options	Options granted under the Cookson Group Share Schemes

Optionholder	A person holding Options

Ordinary Shares	The ordinary shares of 10 pence each in Cookson

Over-the-Counter Bulletin Board	A regulated quotation service for market makers of the US National Association of Securities Dealers, Inc.

Proposals	The proposals to amend the Articles of Association, effect the Reduction of Capital, cancel the six unissued ordinary shares of 1 pence each in the Company’s authorised share capital and cancel the Deferred Shares

Reduction of Capital	The proposed cancellation of Cookson’s share premium account under section 135 of the Act, described in section 4 of this document

Resolutions	The resolutions to be proposed at the Extraordinary General Meeting, notice of which are set out at the end of this document

Sarbanes-Oxley Act	The US Sarbanes-Oxley Act of 2002

SEC	The US Securities and Exchange Commission

Securities Act	The US Securities Act of 1933, as amended

UKLA	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA

United States or US	The United States of America, its territories and possessions, any state of the United States, and the District of Columbia

US Shareholder	Persons resident in the US who hold Ordinary Shares either directly or for whose account Ordinary Shares are held by any broker, dealer or bank (or nominee of any of these)

US Registration	Registration with the SEC under the Exchange Act as a foreign private issuer

Cookson Group plc

Registered in England and Wales No: 251977

(the “Company”)

NOTICE OF

EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at the offices of Shearman & Sterling (London) LLP at Broadgate West, 9 Appold Street, London EC2A 2AP on Thursday, 12 January 2006 at 11:00 am for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the Articles of Association of the Company be amended to confer upon the Board the powers set out in the printed copy marked “A” produced to the meeting and signed by the Chairman for the purposes of identification, such amendments being described on pages 13 to 16 of the circular to Shareholders dated the date of this notice, being Part 1 of the document.

2.	THAT the issued share capital of the Company be reduced by cancelling and extinguishing the deferred shares of 49 pence each.

3.	THAT the authorised share capital of the Company be reduced by cancelling and extinguishing six ordinary shares of 1 pence each.

4.	THAT the share premium account of the Company be cancelled.

By order of the Board Richard Malthouse Group Secretary 19 December 2005	Registered Office: 265 Strand London WC2R 1DB

NOTES

1.	A shareholder entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote in his or her place. A proxy need not be a member of the Company. A form of proxy is enclosed for this purpose. The appointment of a proxy will not preclude a member from attending and voting in person.

2.	To be effective, the instrument appointing a proxy, and any power of attorney under which it is executed (or a duly certified copy of any such power or authority), must be deposited at the offices of the Registrar of the Company not less than 48 hours before the time for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Ordinary Shares registered in the register of members of the Company as at 6:00 pm on 10 January 2006 shall be entitled to attend or vote at the meeting in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries on the register of members after 6:00 pm on 10 January 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held on 12 January 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4.	Although this notice is sent to US resident Optionholders, only holders of Ordinary Shares (or their proxies) are entitled to attend or vote at the Extraordinary General Meeting.

Part 1

Proposed Amendments to the Articles of Association – Compulsory Transfer Provisions

1.	THAT the Articles of Association of the Company be amended by:

(a)	inserting in the third line of Article 35.2 after the words “… not being fully-paid shares…”

“…or shares to which the final sentence of Article 47.1 applies..”

(b)	inserting after Article 42 the following new Articles:

“LIMITATIONS ON SHAREHOLDINGS BY US HOLDERS

43.	Purpose and interpretation

43.1	The purpose of Articles 43 to 48 (inclusive) is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

43.2	For the purpose of Articles 43 to 48 (inclusive):

(a)	interest, in relation to shares, means any interest which would be taken into account in determining for the purposes of Part VI of the Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes) and interested shall be construed accordingly;

(b)	Relevant Shares means shares in the Company (including, without limitation, shares at any time represented by American depositary shares) which are held by US Holders in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) or which are deemed pursuant to Articles 43 to 48 (inclusive) to be so held;

(c)	Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares;

(d)	Register of US Holders means the register to be maintained in accordance with Article 46.1;

(e)	US Holder means (i) persons resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) and (ii) persons who appear, at any time, to the Directors to fall within sub-paragraph (i) of this definition of US Holder; and

(f)	US means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

44.	Disclosure notices

44.1	The Directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to disclose to the Company in writing such information as the Directors shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported, if the Directors so require, by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 212 of the Act and any information which the Directors shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

44.2	Whether or not a notice pursuant to Article 44.1 has been given, the Directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the Directors that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the Directors may consider reasonable) make representations to the Directors as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the Directors believe such shares to be Relevant Shares, the Directors may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of Articles 43 to 48 (inclusive).

44.3	The Directors may give a notice pursuant to Article 44.1 or 44.2 or both of them at any time and the Directors may give one or more than one such notice to the same member or other person in respect of the same shares.

45.	Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

46.	Register of US Holders

46.1	The Directors shall maintain, in addition to the register, a register of US Holders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of US Holders in respect of any share shall comprise, in addition to the name of the holder, the name of any US Holder interested or who appears to the Directors to be interested in such share and such information as has been supplied to the Directors pursuant to Article 44.1 or 44.2 or otherwise or, if no such information has been supplied, such information as the Directors consider appropriate.

46.2	The Directors shall remove from the Register of US Holders particulars of any share if there has been furnished to it a declaration (in such form as the Directors may from time to time prescribe) by the holder of such share, together with such other evidence as the Directors may require, that satisfies the Directors that such share is no longer a Relevant Share.

47.	Required Disposal

47.1	The Directors may give notice to the holder of any Relevant Shares and, if they so choose, to any other person appearing to them to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by such person to be made within 21 days or such longer period as the Directors consider reasonable. The Directors may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the Directors see fit. If the Directors are not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 47.2 or unless such notice is withdrawn.

47.2

If a notice given under Article 47.1 above has not been complied with in all respects to the satisfaction of the Directors or withdrawn, the Directors shall, so far as they are able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the Directors to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the Directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the Directors determine (based on advice from bankers, brokers, or other persons the Directors consider appropriate to be consulted by it for the purpose) to be the best reasonably obtainable in the market having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the Directors shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

47.3	For the purpose of effecting any Required Disposal, the Directors may:

(a)	authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

(b)	convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the Directors shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any costs of sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

48.	Miscellaneous

48.1	Nothing in Articles 43 to 48 (inclusive) shall require the Directors to assume that any person is a US Holder unless the information contained in the register, the registers kept by the Company under Part VI of the Act or in the Register of US Holders, appears to the Directors to indicate to the contrary or the Directors have reason to believe otherwise, in which circumstances the Directors shall make enquiries in good faith to discover whether any person is a US Holder.

48.2	The Directors shall not be obliged to give any notice otherwise required under Articles 43 to 48 (inclusive) to any person if they do not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under Articles 43 to 48 (inclusive) shall not prevent the implementation of, or invalidate, any procedure under such Articles.

48.3	Save as otherwise provided in Articles 43 to 48 (inclusive), the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by Articles 43 to 48 (inclusive). Any notice required by Articles 43 to 48 (inclusive) to be given to a person who is not a member, or who is a member whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the Directors believe him to be resident or carrying on business or to his last known address as shown in the register. The notice shall in such a case be deemed to have been given on the third day following that on which the envelope containing the same is posted. Proof that the envelope was properly addressed, pre-paid and posted shall be conclusive evidence that the notice was given.

48.4	Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any Director or by the chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the Directors under Article 47.2 above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Directors or any Director pursuant to the foregoing provisions of Articles 43 to 48 (inclusive) shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with Articles 43 to 48 (inclusive).

48.5	Nothing in Articles 43 to 48 (inclusive) shall constitute the holders of Relevant Shares as a separate class.

48.6	Articles 43 to 48 (inclusive) shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it”; and

(c)	renumbering all subsequent Articles accordingly and by altering all cross-references accordingly.